UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04044507

December 21, 2004

Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/21/2004

Re: Milacron Inc.
Incoming letter dated November 12, 2004

Dear Mr. Greene:

This is in response to your letter dated November 12, 2004 concerning the shareholder proposal submitted to Milacron by Stephen A. Sawzin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Stephen A. Sawzin
43 Fulton Street
Wilmington, OH 45177-1606

716823

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1150

November 12, 2004

Milacron Inc. – Exclusion of Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Milacron Inc., a Delaware corporation (the "Company"), for filing pursuant to Rule 14a-8(j) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. This letter constitutes the Company's statement of reasons for exclusion of the shareholder proposal submitted by Mr. Stephen A. Sawzin, 43 Fulton St., Wilmington, Ohio 45177-1606 (the "Proponent") from the proxy statement and form of proxy relating to the Company's 2005 annual meeting of shareholders (collectively, the "Proxy Materials"). To the extent the reasons for excluding Mr. Sawzin's proposal are based on matters of law, this letter constitutes the supporting opinion required by Rule 14a-8(j)(2).

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter with the following Appendices:

1. The Proponent's original letter to the Company dated September 15, 2004, received by the Company on September 20, 2004, and the attachments included therewith (Appendix A);

2. The Company's letter dated September 30, 2004, requesting compliance with the eligibility requirements of Rule 14a-8 (Appendix B);

3. Proof of delivery of the Company's letter dated September 30, 2004 (Appendix C);

4. The Proponent's letter dated October 12, 2004, responding to the Company's request of September 30, 2004, and the attachment included therewith (collectively, the "Proposal") (Appendix D); and

5. Letter from Putnam Investments dated October 13, 2004, and postmark information (Appendix E).

By copy of this letter and the enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials. This letter is being filed not later than 80 calendar days prior to the date on which the Company intends to file its definitive Proxy Materials.

Reasons for Exclusion

The Company believes that it may properly exclude the Proposal from its Proxy Materials pursuant to clauses (i)(6), (i)(7), (b) and (f)(1) of Rule 14a-8 .

Exclusion pursuant to Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a company may exclude a proposal if "the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would prohibit the Chief Executive Officer from serving as a member of the board of directors and would require that the Chairman of the board of directors be an "independent position," without defining independence other than excluding service by the current Chief Executive Officer. To comply with the Proposal, the Company would be required to ensure that: (1) a sufficient number of independent directors are elected by the shareholders each year to appropriately fill the position of Chairman and positions on the Audit Committee, Personnel and Compensation Committee and Nominating and Corporate Governance Committee, each of which must be staffed with independent directors under New York Stock Exchange ("NYSE") listing requirements; (2) one of such independent directors would be qualified and willing to serve as Chairman of the board of directors; and (3) the board of directors would nominate, and the shareholders would elect, such independent director as Chairman of the board.

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected by its shareholders. Although vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, the Company's by-laws require a person who is appointed as a director to fill a vacancy to stand for election at the annual meeting of shareholders held next after his or her election. Thus, ultimately, the Company's shareholders determine who serve as the Company's directors.

The corporate accounting scandals which have dominated the news in recent years have made the process of finding qualified independent directors who are willing to serve on the board of directors of a public company increasingly difficult and expensive. The Company cannot control who is elected or retained as a director. Furthermore, the Company cannot ensure that any elected independent director would be nominated by the directors, and elected by the shareholders, as Chairman and that such director would be willing to expend the time and effort necessary to serve as Chairman of the board of directors. The Company cannot guarantee that an independent, qualified individual will volunteer to run for Chairman, and the directors cannot unilaterally nominate someone to serve in a capacity as demanding and important as the Chairman of the board of directors.

In concurring with other companies regarding the exclusion of substantially similar proposals recommending that the board of directors amend a company's by-laws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the board of directors, the Staff has stated that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." AmSouth Bancorporation (February 24, 2004); Bank of America Corporation (February 24, 2004); Wachovia Corporation (February 24, 2004); SouthTrust Corporation (January 16, 2004). *See also* Cintas Corporation (August 27, 2004) ("[I]t does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times."); H.J. Heinz Company (June 14, 2004) (Company may exclude proposal urging the board of directors to amend the company's by-laws to require that an independent director who has not served as an officer of the company serve as the Chairman of its board of directors and that the offices of President and Chief Executive Officer be held by two different individuals).

Accordingly, based on the foregoing and in view of the consistent position of the Staff regarding prior proposals relating to substantially similar issues, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(6).

Exclusion pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." One rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998) at 20. Further, a proposal should not "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 21. The Staff has held that proposals concerning requests to seek new management, hire or terminate officers, censure officers or change the duties of officers are excludable as matters relating to a company's ordinary business operations. *See, e.g.*, The Walt Disney Company (December 16, 2002) (proposal to remove Chairman, Chief Executive Officer and management team); Wachovia Corporation (February 17, 2002) (proposal to seek and hire new Chief Executive Officer); Spartan Motors, Inc. (March 13, 2001) (proposal to remove Chief Executive Officer); UAL Corp. (March 15, 1990) (proposal requesting censure of an executive officer); Public Service Company of Colorado (March 19, 1987) (proposal to seek new leadership in management of company); U.S. Air, Inc. (February 1, 1980) (proposal to provide for a Chairman as well as a President and Chief Executive Officer).

In the Company's view, the Proposal clearly relates to the conduct of the Company's ordinary business operations. The Chief Executive Officer position is not mandated by Delaware law and is purely the result of an internal business determination of the responsibilities of executive officers pursuant to the Company's ordinary business operations. Applicable Delaware law requires that Delaware corporations have "such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws . . . ." DGCL § 142. Section 1 of Article V of the Company's by-laws currently states that the "Board of Directors shall elect as officers of the Company, a Chairman of the Board or a President or both . . . . The Chairman of the Board or the President shall be the Chief Executive Officer. In the event that both a Chairman of the Board and a President are elected, the Board shall determine whether the Chairman of the Board or the President is to be the Chief Executive Officer." The Chief Executive Officer position is therefore synonymous with the position of either the Chairman of the Board or the President and is purely the result of an internal business determination of responsibilities and titles of executive officers pursuant to the Company's ordinary business operations.

The Proposal, if implemented, would also require the termination of one of the positions held by the Company's current President, Chairman and Chief Executive Officer. The Proposal therefore falls squarely within the ambit of exclusion pursuant to Rule 14a-8(i)(7) of proposals seeking to terminate officers. *See, e.g.*, The Walt Disney Company (December 16, 2002); Wachovia Corporation (February 17, 2002); Spartan Motors, Inc. (March 13, 2001).

Finally, the Company has strived, through the adoption of corporate governance reforms, to demonstrate to shareholders and the investment community that the Company takes seriously its obligations with respect to management oversight and encouragement of a strong, independent board of directors. The members of the Audit Committee, Personnel and Compensation Committee and Nominating and Corporate Governance Committee, for example, are all independent directors, as defined by the Securities and Exchange Commission and the NYSE. The board of directors also meets at each of its regularly scheduled meetings in executive sessions without management present, during which the chairperson of the Nominating and Corporate Governance Committee serves as the presiding director. The Company believes that the decision to address perceived deficiencies of its unitary leadership structure, whether by implementing regularly scheduled sessions of the board's independent directors or by separating the roles of Chairman and Chief Executive Officer, is a matter that involves the imposition of specific "methods for implementing complex policies." Release No. 34-40018 (May 21, 1998) at 21. As such, it is a matter related to the Company's ordinary business operations that should not be subject to direct shareholder oversight.

For the foregoing reasons, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(7).

Exclusion pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

Pursuant to Rule 14a-8(b)(1), to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year as of the date the shareholder submits the proposal. Although the Proponent is a registered holder of the Company's common stock, the Company was unable to verify, based on the Proponent's registered holdings, that he held the requisite number of securities to be eligible to submit a proposal. As of September 15, 2004, the Proponent's registered holdings consisted of only 31.7664 shares of the Company's common stock. Even if calculated based on the highest price of the Company's common stock from September 15, 2003 to September 15, 2004 ($4.55 per share), the Proponent's registered holdings as of September 15, 2004, fall well below the requisite $2,000 in market value, or 1%, of the Company's securities.

Under Rule 14a-8(b)(2)(i), a non-registered shareholder can prove eligibility by providing a written statement from the record holder of his or her securities verifying that, at the time the shareholder submitted his or her proposal, the shareholder continuously held the securities for at least one year. The letter and proposal from the Proponent dated September 15, 2004, were accompanied by a letter from Putnam Investments dated July 2, 2004, stating that the Proponent held 2,583.842 shares of the Company's stock as of the market close on July 1, 2004, and that 2,564.208 shares of the stock were purchased from 1989 through 2002 (see Appendix A). The letter from Putnam Investments did not, however, verify that the Proponent held the requisite number of securities for at least one year as of the date the Proponent submitted his proposal, as it provided no information about the Proponent's ownership of the Company's stock from July 2, 2004 through September 15, 2004.

If a shareholder fails to follow an eligibility requirement, a company may exclude the shareholder's proposal pursuant to Rule 14a-8(f) if (i) within 14 calendar days of receiving the proposal, the company provides the shareholder with written notice of the defect, including the time frame for responding and (ii) the shareholder fails to respond to this notice within 14 calendar days of receiving notice of the defect or the shareholder timely responds but does not cure the defect. Staff Legal Bulletin No. 14 (July 13, 2001).

The Company provided the Proponent with a timely and adequate written notice that clearly and fully explained the defect and the time frame for the Proponent's response (see Appendix B). The Proponent received the Company's notice on October 1, 2004 (see Appendix C), eleven calendar days after the Company received the Proponent's letter and accompanying shareholder proposal. The Company referenced Rule 14a-8(b) and also included a copy of Rule 14a-8 with the notice. The proponent's response was required to be postmarked, or transmitted electronically, no later than October 15, 2004 (14 days from the date he received the Company's notice). On October 12, 2004, the Proponent responded by e-mail, stating that he intended to obtain a correct stock ownership statement from Putnam Investments as soon as possible. On October 21, 2004, the Company received an updated stock ownership statement from Putnam Investments verifying that the Proponent held the requisite number of securities for at least one year as of the date the Proponent submitted his initial letter and proposal; the statement, however, was postmarked October 19, 2004, four days after the required time frame.

The staff of the Division of Corporation Finance (the "Staff") has clearly stated that Rule 14a-8(f) "provides that a registrant may omit a shareholder proposal from its proxy statement and form of proxy if it has notified a proponent of any procedural or eligibility deficiencies with the proposal within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies *within 14 days of receipt of the company's notification*." Citigroup Inc. (publicly available January 22, 2002) (emphasis added); *see, e.g.*, FedEx Corporation (July 1, 2004) (no enforcement action recommended when the proponent failed to supply, within 14 days of receipt of the company's request, documentary support sufficiently evidencing that he continuously held the requisite securities for the one-year period required by Rule 14a-8(b)); Morgan Stanley (December 24, 2002) (same); Eastman Kodak Company (February 7, 2001) (same).

The Proponent failed to provide, within 14 days of receiving the Company's timely and adequate notice of deficiency, documentary support that he held the requisite number of shares of the Company's common stock for at least one year as of the date he submitted his proposal. Accordingly, the Proposal may be excluded from the Company's Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

<u>Conclusion</u>

For the foregoing reasons, the Company respectfully requests the Staff to indicate that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may exclude the Proposal from its Proxy Materials, please contact me at (212) 474-1150.

Very truly yours,

Mark I. Greene

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Encls.

47NS

Copy to:

Mr. Stephen A. Sawzin
43 Fulton St.
Wilmington, Ohio 45177-1606

September 15, 2004

Stephen A. Sawzin
43 Fulton Street
Wilmington, Ohio 45177-1606

Mr. Hugh O'Donnell
Vice President and Secretary Milacron Inc.
2090 Florence Ave.
Cincinnati, Ohio 45206-2425

Dear Mr. O'Donnell:

Enclosed you will find my shareholder proposal for the 2005 Milacron Shareholder meeting. I am asking that my shareholder proposal be submitted to the Milacron Inc. Board of Directors and placed on the Milacron Company Proxy Statement to be voted on by all shareholders for the year 2005 Shareholder Annual Meeting.

Enclosed also is a copy of a letter from Putman Investments recording the amount of shares I own of Milacron Stock. I have owned these shares since at least September 11, 1998. I intend to retain ownership of these shares through the date of the Milacron Annual Shareholder meeting. I intend to present my shareholder proposal at the Milacron Annual Shareholder Meeting in person or I will send my qualified representative to present my proposal and vote my shares by proxy.

I trust you and the Board of Directors find the enclosed materials and this statement of shareholder intent satisfies the SEC Rules of 1934 on shareholder proposals.

Sincerely,

Stephen A. Sawzin
43 Fulton Street
Wilmington, Ohio 45177-1606

For April 2005 Shareholder Meeting, Milacron Incorporated.

I, Stephen A. Sawzin, of 43 Fulton Street, Wilmington, Ohio, 45177, being the owner of $2000.00 or more of Company Stock, held over one year and to be held beyond the meeting date, present the following Proxy Proposal:

"I propose and recommend that the Board of Directors consider changing the Company By-Laws to remove the Company Chief Executive Officer from being the Chairman of the Board of Directors and from being a member of the Board of Directors, and, that the Chairman of the Board of Directors be an independent position voted on by the Company Shareholders. "

The intent of this proposal is to make the Company Chief Executive Officer responsible to, and report to, an independent Chairman of the Board of Directors and the Board of Directors as a whole.

The Securities and Exchange Commission of the United States has drafted rules to require this action of Mutual Fund Companies with the intent to remove any fiduciary conflict of interest between the Company Board of Directors and the Company Executive Management. The intent is to establish an independent Board of Directors with complete, and not shared, Company oversight with the Company Chief Executive Officer.

The Chairman of the Board of Directors should be a person independently voted on by the Company Shareholders, independent from the other Board of Director positions. This makes the Chairman responsible to and voted on by the Shareholders and not an appointed position filled from the members of the current Board of Directors.

For the above reasons stated, I ask for your yes vote on this shareholder proposal.

P.O. Box 9740
Providence, Rhode Island 02940-9740

PUTNAM INVESTMENTS

Reference Number: 414655169

July, 2, 2004

Mr. Stephen Sawzin
43 Fulton Street
Wilmington, OH 45177-1606

Dear Mr. Sawzin:

We are writing to you concerning your recent inquiry regarding your account with the Milacron IRA Rollover Plan.

We would like to confirm that as of the market close on July 1, 2004, you owned 2,583.842 shares of Milacron Stock. Please note that 2,564.208 shares of this stock were purchased from 1989 through 2002. The difference, totaling 19.634 shares, represents dividends that were posted to your account during the period of July 14, 2002 through July 1, 2004.

If you have any additional questions or require further information, please call one of our Participant Services Specialists at 1-800-782-9894.

Sincerely,

Defined Contribution Plan Services

GEN/slg/sms

MILACRON

A World Leader in Manufacturing Technologies

Hugh C. O'Donnell
Vice President
General Counsel and Secretary

September 30, 2004

VIA UPS

Mr. Stephen A. Sawzin
43 Fulton Street
Wilmington, Ohio 45177-1606

Dear Mr. Sawzin:

On September 20, 2004, Milacron Inc. (the "Company") received your letter dated September 15, 2004, regarding your request to include your shareholder proposal in the Company's 2005 proxy statement. We have determined that your request does not comply with the eligibility requirements of Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (17 C.F.R. § 240.14a-8), and the procedural requirements of the Company's by-laws (the "By-laws").

Specifically, Rule 14a-8(b) requires you to verify that at the time you submitted your proposal, you continuously held the requisite number of securities of the Company for at least one year. The letter dated July 2, 2004, from Putnam Investments that accompanied your proposal does not verify that you held the requisite number of securities for at least one year as of September 15, 2004, the date you submitted your proposal.

You also have failed to comply with the procedural requirements set forth in the By-laws relating to shareholder proposals. Section 12(A)(2) of Article II of the By-laws requires a shareholder who proposes an amendment to the By-laws to, among other things, represent whether he or she intends or is part of a group which intends to (a) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise solicit proxies from shareholders in support of such proposal or nomination. Your proposal includes no such representation.

According to Rule 14a-8(f), you must comply with the procedural and eligibility requirements set forth in Rule 14a-8 before the Company is obligated to consider your proposal for inclusion in its 2005 proxy statement. Rule 14a-8(f) allows you to rectify the above defects by submitting a revised complying proposal to the Company within 14 days of your receipt of this letter. Failure to do so will allow the Company to exclude your proposal from its 2005 proxy statement. Enclosed for your reference is a copy of Rule 14a-8.

Milacron Inc.
2090 Florence Avenue • Cincinnati, OH 45206-2425 • Tel 513/487-5982 • Fax 513/487-5969 • E-mail:hugh_o'donnell@milacron.com

Even if you comply with the procedural and eligibility requirements of Rule 14a-8 by rectifying the above defects, however, the Company may still exclude your proposal based on substantive grounds set forth in Rule 14a-8. Rule 14a-8(i)(6) allows the Company to exclude your proposal if the Company would lack the power to implement the proposal. The staff of the Securities and Exchange Commission (the "Staff") has consistently determined in no-action letters that proposals recommending that the board of directors amend a company's by-laws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the board of directors is excludable under Rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In the Staff's view, "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." AmSouth Bancorporation (February 24, 2004); Bank of America Corporation (February 24, 2004); Wachovia Corporation (February 24, 2004); SouthTrust Corporation (January 16, 2004). *See also* Cintas Corporation (August 27, 2004) ("[I]t does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times."); H.J. Heinz Company (June 14, 2004) (Company may exclude proposal urging the board of directors to amend the company's by-laws to require that an independent director who has not served as an officer of the company serve as the chairman of its board of directors and that the offices of President and Chief Executive Officer be held by two different individuals).

Based on the no-action letters cited above, the Company may exclude your proposal. The Staff has recognized that it is beyond the power of companies to ensure that an independent director other than the Chief Executive Officer serve as the Chairman of the board of directors. Although the proposals in the above-cited no-action letters did not propose, as your proposal does, that the Chief Executive Officer be prohibited from serving as a member of the board of directors, the Chief Executive Officer cannot serve as the Chairman of the board of directors if he or she is not allowed to be a member of the board. Furthermore, it is beyond the power of the Company to ensure that the Company shareholders will be able to elect an independent person who is willing to expend the time and effort necessary to serve as Chairman of the board. The Company cannot guarantee that an independent, qualified individual will volunteer to run for Chairman of the board, and the shareholders cannot unilaterally nominate someone to serve in a capacity as demanding and important as the Chairman of the board of directors. The Company may therefore exclude your proposal in its entirety, pursuant to Rule 14a-8(i)(6), as beyond the power of the Company to implement.

We also note that your reference to the rules related to mutual fund companies should be excluded pursuant to Rule 14a-8(i)(3) as being materially false or misleading. Contrary to your averment, the rules related to investment companies do not prohibit executives, including the Chief Executive Officer, of fund advisers from serving on fund boards. The Securities and Exchange Commission "fully expect[s] that these executives will continue to serve on fund boards . . . and thus will have every opportunity to engage the board on issues important to the fund investors as well as the management company." SEC Release No. IC-26520. Although the rules you reference require a disinterested director to serve as the Chairman of certain fund boards, such rules apply only to funds that rely upon exemptive rules allowing transactions that would otherwise be prohibited by the Investment Company Act of 1940 and that present significant conflicts of interest between the funds and their management companies. The rules do not apply to the Company and are therefore misleading in the context of your proposal.

You should be aware that this letter is not an admission or statement by the Company of its intention to include your proposal in its proxy materials. The Company reserves the right to exclude your proposal based on any of the procedural, eligibility, or substantive grounds set forth in Rule 14a-8.

Very truly yours,

Hugh C. O'Donnell
/cab
Enclosure

J:\LEGAL\2005 AnnualShareMtg\Sawzin.ltr.doc



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Status:	Delivered
Delivered on:	Oct 1, 2004 9:05 A.M.
Location:	FRONT DOOR
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October 12, 2004

Stephen A. Sawzin
43 Fulton Street
Wilmington, Ohio 45177-1606

Mr. Hugh O'Donnell
Vice President and Secretary Milacron Inc.
2090 Florence Ave.
Cincinnati, Ohio 45206-2425

Dear Mr. O'Donnell:

Enclosed you will find my revised shareholder proposal for the 2005 Milacron Shareholder meeting. I am asking that my shareholder proposal be submitted to the Milacron Inc. Board of Directors and placed on the Milacron Company Proxy Statement to be voted on by all shareholders for the year 2005 Shareholder Annual Meeting.

I have been unsuccessful in obtaining a letter of stock ownership, per your requirements, from Putnam Investments before the response 14 day limit. I intend to obtain a correct stock ownership statement from Putnam as you require as soon as possible. I have owned these shares since at least 2002 as stated in the letter previously sent to you from Putnam. I intend to retain ownership of these shares through the date of the Milacron Annual Shareholder meeting. I intend to present my shareholder proposal at the Milacron Annual Shareholder Meeting in person or I will send my qualified representative to present my proposal and vote my shares by proxy.

Per Section 12(A) (2) of Article II of the By-Laws, I do not intend to be part of a group to deliver a proxy statement, or to form a proxy to holders of at lease the percentage of the Company's capital stock required to approve or adopt the proposal. I do independently solicit Company capital and common Shareholder's proxy votes in support of my shareholder proposal.

I trust you and the Board of Directors find the enclosed materials and this statement of shareholder intent satisfies the SEC Rules of 1934 on shareholder proposals.

Sincerely,

Stephen A. Sawzin

For April 2005 Shareholder Meeting, Milacron Incorporated.

I, Stephen A. Sawzin, of 43 Fulton Street, Wilmington, Ohio, 45177, being the owner of $2000.00 or more of Company Stock, held over one year and to be held beyond the meeting date, present the following Proxy Proposal:

"I propose and recommend, that the Board of Directors consider changing the Company By-Laws to remove the Company Chief Executive Officer from being the Chairman of the Board of Directors and from being a member of the Board of Directors, and, that the Chairman of the Board of Directors be an independent position voted on by the Company Shareholders. The Chairman of the Board of Directors will be a candidate presented by the Board of Directors to be independently approved by the Shareholders. The Chief Executive Officer is a separately hired position by the Board of Directors reporting directly the Board of Directors."

The intent of this proposal is to make the Company Chief Executive Officer responsible to, and report to, an independent Chairman of the Board of Directors and the Board of Directors as a whole.

For the above reasons stated, I ask for your proxy "yes" vote on this shareholder proposal.

Stephen A. Sawzin
October 12, 2004

Putnam Defined Contribution Plans
P.O. Box 9740
Providence, Rhode Island 02940-9740

PUTNAM INVESTMENTS

Reference Number: 423195791

October 13, 2004

Mr. Stephen Sawzin
43 Fulton Street
Wilmington, OH 45177-1606

Dear Mr. Sawzin:

We are writing to you concerning your recent inquiry regarding your account with the Milacron IRA Rollover Plan.

We would like to confirm that as of the market close on September 15, 2004, you owned 2,583.842 shares of Milacron Stock. Please note that 2,564.208 shares of this stock were purchased from 1989 through 2002. The difference, totaling 19.634 shares, represents dividends that were posted to your account beginning July 14, 2002 through September 15, 2004.

If you have any additional questions or require further information, please call one of our Participant Services Specialists at 1-800-782-9894.

Sincerely,

Defined ~~Contribution Plan Services~~

GEN/slg/jnp

RECEIVED
OCT 21 2004
LEGAL DEPT.

** TOTAL PAGE.02 **

43 FULTON ST.
WILMINGTON, OH 45177

CINCINNATI OH 452
PM
13 OCT
2001

MR. HUGH O'DONNELL V.P.
MILACRON INC.
2090 FLORENCE AVE.
CINCINNATI, OHIO 45206-2425

RECEIVE
OCT 2 1 20
LEGAL DEPT

45206+2425

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Milacron Inc.
Incoming letter dated November 12, 2004

The proposal relates to having an independent chairman.

There appears to be some basis for your view that Milacron may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Milacron's request, documentary support evidencing that he satisfied the minimum ownership requirements for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Milacron omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Milacron relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor